Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 23, 2018

TO THE PROSPECTUS DATED JANUARY 31, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated January 31, 2018 (the “Prospectus”) and Supplement No. 1 to the Prospectus dated February 20, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

•	to disclose our first investments in real estate-related securities.

Investments in Real Estate-Related Securities

During the period from February 16, 2018 to February 21, 2018, we made our first investments in real estate-related securities by investing approximately $20 million in shares of common stock of publicly-traded real estate investment trusts.